        As filed with the Securities and Exchange Commission on October 11, 2000
                                                 Registration No. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                                    SINA.COM
             (Exact name of Registrant as specified in its charter)

               CAYMAN ISLANDS                                   52-2236363
(State or other jurisdiction of incorporation)      (I.R.S. Employer Identification No.)

                     VICWOOD PLAZA, ROOMS 1801-4, 18TH FLOOR
                               199 DES VOEUX ROAD
                               CENTRAL, HONG KONG
                                 (852) 2155-8800
                    (Address of principal executive offices)

                             -----------------------

                                    SINA.COM
                                1999 STOCK PLAN
                           1999 EXECUTIVE STOCK PLAN
                            (Full title of the Plan)

                             -----------------------

                                   VICTOR LEE
                             CHIEF FINANCIAL OFFICER
                                    SINA.COM
                                1313 GENEVA DRIVE
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-0000
 (Name, address and telephone number, including area code, of agent for service)

                             -----------------------

                                    Copy to:

                                    David Lee
                                Venture Law Group
                           A Professional Corporation
                               2800 Sand Hill Road
                          Menlo Park, California 94025
                                 (650) 854-4488

                               Page 1 of 29 Pages
                            Exhibit Index on Page 27
               (Calculation of Registration Fee on following page)

--------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                               Proposed Maximum    Proposed Maximum
                                        Maximum Amount to be  Offering Price Per  Aggregate Offering      Amount of
Title of Securities to be Registered       Registered(1)           Share               Price          Registration Fee
-------------------------------------   --------------------  ------------------  ------------------  ----------------
Ordinary Shares,
$0.133 par value ....................     2,621,469 Shares       $ 9.53(2)          $ 24,985,876.41      $ 6,596.27
                 TOTAL                    2,621,469 Shares       $ 9.53             $ 24,985,876.41      $ 6,596.27

-----------------------
(1) This Registration Statement shall also cover any additional shares of Ordinary Shares which become issuable under the plan and any agreements being registered pursuant to this Registration Statement by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Ordinary Shares.

(2) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of calculating the registration fee. The computation is based upon the average high and low sale prices of the Ordinary Shares as reported on the Nasdaq National Market on October 5, 2000.


TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION...........................................4
THE COMPANY...................................................................5
RISK FACTORS..................................................................8
USE OF PROCEEDS..............................................................19
PLAN OF DISTRIBUTION.........................................................19
SELLING SHAREHOLDERS.........................................................20
LEGAL MATTERS................................................................21
EXPERTS......................................................................21
INDEMNIFICATION OF OFFICERS AND DIRECTORS....................................21

                                    SINA.COM

                         FORM S-3 REGISTRATION STATEMENT

   CROSS REFERENCE SHEET REQUIRED BY ITEM 501 OF REGULATION S-K FOR THE RESALE
                      PROSPECTUS CONSTITUTING PART I HEREIN


Item Number and Description in Part I of Form S-3                   Caption in Prospectus
1. FOREPART OF THE REGISTRATION STATEMENT AND OUTSIDE FRONT COVER   OUTSIDE FRONT COVER PAGE
PAGE OF PROSPECTUS

2. INSIDE FRONT AND OUTSIDE BACK COVER PAGES OF PROSPECTUS          AVAILABLE INFORMATION; INCORPORATION OF CERTAIN DOCUMENTS BY
                                                                    REFERENCE; TABLE OF CONTENTS

3. SUMMARY INFORMATION                                              "THE COMPANY"

   RISK FACTORS                                                     RISK FACTORS

   RATIO OF EARNINGS TO FIXED CHARGES                               NOT APPLICABLE

4. USE OF PROCEEDS                                                  USE OF PROCEEDS

5. DETERMINATION OF OFFERING PRICE                                  NOT APPLICABLE

6. DILUTION                                                         NOT APPLICABLE

7. SELLING SECURITY HOLDERS                                         SELLING SHAREHOLDERS

8. PLAN OF DISTRIBUTION                                             PLAN OF DISTRIBUTION; OUTSIDE FRONT COVER PAGE

9. DESCRIPTION OF SECURITIES TO BE REGISTERED                       NOT APPLICABLE

10. INTERESTS OF NAMED EXPERTS AND COUNSEL                          LEGAL MATTERS; EXPERTS

11. MATERIAL CHANGES                                                NOT APPLICABLE

12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE               WHERE YOU CAN FIND MORE INFORMATION

13. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR        INDEMNIFICATION OF OFFICERS AND DIRECTORS
SECURITIES ACT LIABILITIES

                                     PART I

PROSPECTUS

                                2,621,469 Shares

                                    SINA.COM

                                 Ordinary Shares

        This Prospectus relates to the possible resale by certain Selling Shareholders (as defined below and as listed on pages 20 through 21 of this prospectus) from time-to-time of 2,621,469 shares of the Ordinary Shares, par value $0.133 per share (the "Shares"), of SINA.com, a Cayman Islands corporation (the "Company"), issued upon the exercise of certain stock options. The Shares are listed on the Nasdaq National Market under the symbol SINA.

        The holders of Shares that may be resold pursuant to this Prospectus are collectively referred to as the "Selling Shareholders." All Shares covered by this Prospectus are subject to certain restrictions which lapse over a prescribed period of time. No Shares may be resold, and the Company will take actions to prevent any proposed resale, until such time as all restrictions have lapsed with respect to the Shares being resold. See "Plan of Distribution."

        If resold, the Shares would be offered for the respective accounts of the Selling Shareholders. Any or all of the Selling Shareholders may be deemed to be affiliates of the Company at the time such shares are offered or sold by them. See "Selling Shareholders." The Company anticipates that if any of the Selling Shareholders choose to resell any of the Shares pursuant to this prospectus, such sales will be transacted by the Selling Shareholders in ordinary market transactions, in sales pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise. The Selling Shareholders might be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions, or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will receive none of the proceeds from any sales of Shares by the Selling Shareholders.

                                   ----------

    PROSPECTIVE INVESTORS SHOULD REVIEW AND CONSIDER CAREFULLY THE DISCUSSION
                   UNDER "RISK FACTORS," BEGINNING ON PAGE 8.

                                   -----------

        We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. The Company will bear the costs of registering the Shares under the Securities Act.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
      ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS OCTOBER 11, 2000

                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-8 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec/gov. Reports, proxy and information statements and other information concerning SINA.com may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), until the Selling Shareholders have sold all the shares.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

        1. Our prospectus filed on April 12, 2000 pursuant to Rule 424(b) of the Securities Act;

        2. All other reports we have filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act since April 12, 2000, including our annual reports on Form 10-K for the fiscal year ended June 30, 2000;

        3. The description of our Ordinary Shares contained in a Form 8-A filed with the SEC under the Exchange Act on April 12, 2000, including any amendment or report filed for the purpose of updating such description; and

        4. All documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which documents are deemed to be incorporated by reference in, and to be a part of, this registration statement from the date of filing (except that no document shall be deemed to be incorporated by reference if filed after the filing of a post-effective amendment which deregisters securities then remaining unsold).

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Victor Lee, 1313 Geneva Drive, Sunnyvale, California 94089, telephone: (408) 548-0000.

                               PROSPECTUS SUMMARY

   THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO FUTURE
    EVENTS OR TO OUR FUTURE FINANCIAL PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS. ACTUAL EVENTS OR PERFORMANCE RESULTS MAY DIFFER SIGNIFICANTLY
 FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. YOU SHOULD READ THE
               FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED
  INFORMATION REGARDING OUR COMPANY AND THE ORDINARY SHARES BEING SOLD IN THIS OFFERING AND OUR HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO
            WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.


                                  THE COMPANY

        SINA.com is a leading Internet media and services company for Chinese communities worldwide. We offer a portal network of four localized Web sites targeting China, Taiwan, Hong Kong and overseas Chinese in North America. Our users enjoy a full array of Chinese-language news, entertainment, e-commerce platforms, financial information and lifestyle tips covering both global events and issues and specific topics of interest to the Chinese community. Users can also shop in our online stores located on our China and North America Web sites from the convenience of their homes. In addition, we offer proprietary software products that simplify access to Chinese Internet content.

        One of our subsidiaries, Beijing Stone Rich Sight Information Technology Co. Ltd., or BSRS, a Sino-Foreign joint venture company based in Beijing, China, began operations in December 1993 as a computer software company focused on providing solutions to computer users wishing to communicate in Chinese. In May 1996, we launched our online network, then called SRSnet.com, offering Chinese-language news, information and community features such as bulletin boards and chat services targeted at online users in China. In March 1999, we expanded our online network by acquiring Sinanet.com, a leading Chinese-language Internet content company with offices in California and Taiwan and two distinct Web sites targeting Chinese users in North America and Taiwan. In July 1999, we continued our network expansion by launching our Hong Kong destination Web site targeting Chinese users in Hong Kong.

        We make our portal network available without charge to users. Our total average daily page views have grown from approximately 5 million in June 1999 to approximately 34 million in June 2000. China Internet users voted our China Web site as their favorite Web site in various surveys conducted by independent institutions during the past fiscal year. Because of the popularity and growth in usage of our Web sites, we attract advertisers and merchants who wish to target the Chinese market.

        We generate revenue primarily through the sale of advertisements, promotions and sponsorships to advertisers and merchants. The majority of advertising on our portal network is sold through the Company's internal advertising sales force. We also derive a portion of revenues from sales of software products and related licenses to OEM PC manufacturers and corporate PC users.

     We believe Greater China, with an estimated population of 1.3 billion people in 1999 according to the Economist Intelligence Unit Ltd., presents an attractive and emerging market opportunity. According to International Data Corporation, or IDC, between 1999 and 2004, the number of Internet users in Greater China is expected to grow from 7.6 million to 60.9 million. By the end of year 2000, IDC estimates that there will be 13.3 million Internet users in Greater China. As of June 30, 2000, we had approximately 7.2 million registered users, of which 6.7 million were from the Greater China region. Internet usage in Greater China is still in the early stages of development compared with the United States and faces a number of challenges, including the need for greater infrastructure build-out in China and cultural acceptance of debit and credit cards. Furthermore, the Chinese government requires companies that distribute information over the Internet to be licensed in China to do so. In addition, Chinese government policy limits foreign investment in the telecommunications services industry, which representatives of the Chinese government have defined to include Internet-related businesses. The Chinese government also prohibits the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security or is defamatory.

     Despite these challenges, the rapid growth in Chinese Internet users is expected to be accompanied by increased Internet spending and increased e-commerce revenues in the Greater China market. According to Forrester Research Inc., advertisers and businesses are projected to increase their Internet advertising spending in China and Taiwan from $12.0 million in 1999 to $556.0 million in 2004. IDC estimates that, assuming the continued development of secure online transaction technology thereby increasing confidence in electronic commerce globally, consumer and business e-commerce revenues from the Greater China market will increase from $461.6 million in 1999 to $45.9 billion in 2004. We believe it is reasonable to expect that, over time, secure online transaction technology will increasingly be available in the Greater China market. In addition, we cater to the substantial Chinese population residing in the U.S., Canada and Southeast Asian countries. It is difficult to accurately predict what share of this growing Chinese online market we will capture in the future because of the rapidly changing nature of the Internet industry and the early stage of development of the Greater China market.

     We believe that our leading market position will allow us to compete effectively in the future against both local content providers such as Sohu.com and Netease and regional and global content providers such as Chinadotcom and Yahoo! for a share of this rapidly growing online market. We believe that we have achieved our leading market position by:

     o Providing extensive, localized content and a broad range of community features for the global Chinese community. Our portal network brings together Chinese Internet users across national and geographic boundaries, while providing content and services tailored to each local market. Local content from China, Taiwan, Hong Kong and U.S. wire services, television stations and newspapers is made available to all of our Web site production teams so that they can create the desired mix of local, regional and international content. Although content may vary across Web sites, our brand identity and look and feel are consistent across our network. In addition to extensive and customized global, regional and local content, we provide a broad range of community features like chat, email and instant messaging that allow Chinese Internet users worldwide to interact. We distinguish ourselves from our competitors by offering a customized Web site for each of the China, Taiwan, Hong Kong and North America markets.

     o Extending our user-friendly software platform to support our portal network. We have used the brand recognition and large installed base that we have achieved through our RichWin product to draw traffic to our Web sites. In addition to providing a link to our destination sites, our RichWin software also allows users to easily view Chinese content without regard to the underlying operating system. We sell the latest version of our RichWin software product to businesses and consumers and, often at a lower margin, to original equipment manufacturers and we provide free downloads of older versions of RichWin on our Web sites to increase our brand recognition and help drive traffic to our network. Our software development team, which successfully developed the popular RichWin product, is now being deployed to develop products to support our portal network. In March 2000, we introduced SinaPlus, our next generation language translation engine to consumers to further increase user recognition of our Web sites.

     o Leveraging our business models, strategic relationships and technology across multiple Web sites. We deploy across our network business models and strategic relationships that we establish in each of our local markets, thereby allowing us to grow rapidly and effectively. We also manage a majority of our core technology and applications centrally, which we believe has enabled us to derive cost savings and enhanced our ability to grow our network and business quickly and effectively.

           Our strategy is to:

     o make SINA.com synonymous with the Internet for the global Chinese community by aggressively extending our brand recognition;

     o draw additional traffic to our Web sites by leveraging our software distribution channels, providing superior content, services and performance and growing our global online Chinese community;

     o grow our revenues by using the traffic to our Web sites to capitalize on the growth of online advertising and increase the amount of e-commerce conducted on our network; and

     o pursue strategic partnerships and acquisitions to further penetrate our market and take full advantage of e-commerce opportunities.

           We began operations in December 1993 as a computer software company focused on providing solutions to computer users wishing to communicate in Chinese. From our inception through September 1998, our revenues consisted entirely of sales of our RichWin software products and related licenses. In May 1996, we launched our online network targeted at online users in China. We expanded our online network in March 1999 by acquiring Sinanet.com, which had two distinct Web sites targeting Chinese users in North America and Taiwan. In July 1999, we continued our network expansion by launching our Hong Kong destination web site targeting Chinese users in Hong Kong.

           Since our inception, we have incurred significant net losses and negative cash flows from operations. We expect our net losses from operations to continue for the foreseeable future.

           Our principal executive offices are located at Vicwood Plaza, Rooms 1801-4, 18th Floor, 199 Des Voeux Road, Central, Hong Kong and our telephone number at that location is (852) 2155-8800. Our offices in the U.S. are located at 1313 Geneva Drive, Sunnyvale, CA 94089 and our telephone number at that location is (408) 548-0000. Our registered office in the Cayman Islands is located at c/o Maples and Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our offices in China are located #A1, Wanquanzhuang, Haidian, Beijing. References in the prospectus to "we," "our," "us" and the "Company" refer to SINA.com, following its incorporation in July 1997, and to RSIL prior to that date. Our Web sites are located at www.sina.com, www.sina.com.cn, www.sina.com.tw and www.sina.com.hk. Information contained in our Web sites does not constitute part of this prospectus.

                                  RISK FACTORS

           You should carefully consider the risks described below before making an investment decision in our company. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are all the risks that we currently believe are material risks of this offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. Moreover, you should refer to the other information contained in this prospectus for a better understanding of our business.

           Our business, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading price of our Ordinary Shares could decline, and you could lose all or part of your investment.

           This prospectus contains forward-looking statements that relate to future events or to our future financial performance. These statements are only predictions. Actual events or performance results may differ significantly from those anticipated in the forward-looking statements.


           Because our operating history is limited and the revenue and income potential of our business and markets are unproven, we cannot predict whether we will meet internal or external expectations of future performance.

     From our inception through September 1998, our revenues consisted entirely of sales of our RichWin software products and licenses to copy and use these products. We continued our software sales during fiscal 1999, but with the launch of our online network in May 1996 and our acquisition of Sinanet.com in March 1999, we began to devote our resources primarily to developing our online Chinese-language network. We believe that our future success depends on our ability to significantly increase revenue from our Internet advertising and electronic commerce operations, for which we have a limited operating history. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to: attract advertisers; attract a larger audience to our network; respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors; maintain our current, and develop new, strategic relationships; increase awareness of the SINA.com brand and continue to build user loyalty; attract and retain qualified management and employees; upgrade our technology to support increased traffic and expanded services; and expand the content and services on our network.

We have a history of losses and we anticipate future losses.

     We have never been profitable. As of June 30, 2000, we had an accumulated deficit of approximately $63.0 million. We anticipate that we will continue to incur operating losses for the foreseeable future due to increased sales and marketing costs, additional personnel hires and our continuing branding campaign. As a result, we cannot be certain when or if we will achieve profitability. If we do not achieve or sustain profitability, the market price of our ordinary shares may decline.

We are relying on advertising sales as a significant part of our future revenue, but the Internet has not been proven as a source of significant advertising revenue in Greater China.

     Our revenue growth is dependent on increased revenue from the sale of advertising space on our network and the acceptance and use of electronic commerce. Online advertising in Greater China is an unproven business and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. According to Forrester Research, the dollar amount of the online advertising market in China in 1999 was approximately $8.0 million. Our ability to generate and maintain significant advertising revenue will therefore depend on a number of factors, many of which are beyond our control, including: the development of a large base of users possessing demographic characteristics attractive to advertisers; downward pressure on online advertising prices; the development of independent and reliable means of verifying levels of online advertising and traffic; and the effectiveness of our advertising delivery, tracking and reporting systems.


     If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue will be negatively affected.


We are relying on electronic commerce as a significant part of our future revenue, but the Internet has not yet been proven as an effective commerce medium in Greater China.

     Our revenue growth depends on the increasing acceptance and use of electronic commerce in Greater China. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including: inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in China.

     If the Internet does not become more widely accepted as a medium for electronic commerce, our ability to generate increased revenue will be negatively affected.

Underdeveloped telecommunications infrastructure has limited and may continue to limit the growth of the Internet market in China which, in turn, could limit our ability to grow our business.

     The telecommunications infrastructure in China is not well developed. Although private sector ISPs exist in China, almost all access to the Internet is accomplished through ChinaNet, China's primary commercial network, which is owned and operated by China Telecom, a state-owned enterprise directly controlled by China's Ministry of Information Industry. The underdeveloped Internet infrastructure in China has limited the growth of Internet usage in China. If the necessary Internet infrastructure is not developed, or is not developed on a timely basis, future growth of the Internet in China will be limited and our business could be harmed.

We must rely on the Chinese government to develop China's Internet infrastructure and if it does not develop this infrastructure our ability to grow our business will be hindered.

     The Chinese government's interconnecting, national networks connect to the Internet through government-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the international Internet network. We rely on this backbone and China Telecom to provide data communications capacity primarily through local telecommunications lines. Although the Chinese government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we have no guarantee that we will have access to alternative networks and services in the event of any disruption or failure. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, the growth of our business will be hindered.

You should not rely on our quarterly operating results as an indication of our future performance because our results of operations are subject to significant fluctuations.

     We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may cause our quarterly operating results to fluctuate include: our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction; the announcement or introduction of new or enhanced services, content and products by us or our competitors; dependence on a limited number of advertisers, the majority of which have agreements with us that are cancelable upon a specified notice period, and the loss of any major advertiser; significant news events that increase traffic to our Web sites; technical difficulties, system downtime or Internet failures; demand for advertising space from advertisers; the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure; governmental regulation; seasonal trends in Internet use; a shortfall in our revenues relative to our forecasts and a decline in our operating results due to our inability to adjust our spending quickly; and general economic conditions and economic conditions specific to the Internet, electronic commerce and the Greater China market.


     As a result of these and other factors, you should not rely on quarter-to-quarter comparisons of our operating results as indicators of likely future performance. Our operating results may be below the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ordinary shares could decline and you could lose part or all of your investment.


Political and economic conditions in Greater China are unpredictable and may disrupt our operations if these conditions become unfavorable to our business.

     We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We maintain a strong local identity and presence in each of the regions in the Greater China market and we cannot be sure that we would be able to maintain effectively this local identity if political conditions were to change. Furthermore, many countries in Asia have experienced significant economic downturns since the middle of 1997, resulting in slower real gross domestic product growth for the entire region as a result of higher interest rates and currency fluctuations. If declining economic growth rates persist, expenditures for Internet access, infrastructure improvements and advertising could decrease, which would negatively affect our business and our profitability over time. In addition, the economic downturn in Asia could also lead to a devaluation of the currency of China, Taiwan or Hong Kong, which would decrease our revenues for the Greater China region in U.S. dollar terms.

     In addition, economic reforms in the region could affect our business in ways that are difficult to predict. For example, since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reforms measures have had a positive effect on the economic development in China, we cannot be sure that they will be effective or that they will benefit our business.

We may be adversely affected by Chinese government regulation of Internet companies.

     China has recently begun to regulate its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the Chinese Internet sector, the existence and enforcement of content restrictions on the Internet and the availability of securities offerings by companies operating in the Chinese Internet sector. In the opinion of our Chinese counsel, the ownership of BSRS and its businesses comply with existing Chinese laws and regulations. There are, however, substantial uncertainties regarding the proper interpretation of current and future Chinese Internet laws and regulations.

     Issues, risks and uncertainties relating to China government regulation of the Chinese Internet sector include the following:

     A prohibition of foreign investment in businesses providing value-added telecommunication services, including computer information services or electronic mail box services, may be applied to Internet businesses such as ours. Some officials of the Chinese Ministry of Information, or MII, have taken the position that foreign investment in the Internet sector is prohibited.

     The MII has also stated recently that it intends to adopt new laws or regulations governing foreign investment in the Chinese Internet sector in the near future. If these new laws or regulations forbid foreign investment in the Internet sector, our business will be severely impaired.

     According to press reports, under the agreement reached in November 1999 between China and the United States concerning the United States' support of China's entry into the World Trade Organization, or WTO, foreign investment in Chinese Internet services will be liberalized to allow for 49% foreign ownership in key telecommunication services, including Chinese Internet ventures, for the first two years after China's entry into the WTO and 50% thereafter. Even if the terms of this agreement are as reported, the agreement is still subject to approval by the U.S. President and faces domestic opposition from trade unions, environmentalists and human rights organizations.


     The MII has also stated recently that the activities of Internet content providers are also subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. According to press reports, various government authorities are in the process of preparing new laws and regulations that will govern these activities. The areas of regulation may include online advertising and online news reporting. In addition, the new laws and regulations may require various Chinese government approvals for securities offerings by companies engaged in the Internet sector in China.

     The interpretation and application of existing Chinese laws and regulations, the stated positions of the MII and the possible new laws or regulations have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese Internet businesses, including our business.

     Accordingly, it is possible that the relevant Chinese authorities could, at any time, assert that any portion or all of our existing or future ownership structure and businesses, or this offering, violates existing or future Chinese laws and regulations. It is also possible that the new laws or regulations governing the Chinese Internet sector that may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our current or proposed businesses and operations or require governmental approvals for this offering. In addition, these new laws and regulations may be retroactively applied to us.

     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following: levying fines; revoking our business license; requiring us to restructure our ownership structure or operations; and requiring us to discontinue any portion or all of our Internet business. Any of these actions could cause our business to suffer and the price of our ordinary share to decline.

We have attempted to comply with the strict licensing and registration requirements of the PRC government by entering into agreements with two Chinese entities majority owned by our employees; if the PRC government finds that these agreements do not comply with the licensing requirements, our business in the PRC will be adversely affected.

     Because the Chinese government restricts foreign investment in Internet-related businesses, we have restructured our China Internet operations by forming two Chinese entities to acquire appropriate government licenses to conduct our business there. The legal uncertainties associated with the Chinese government regulation may be summarized as follows: whether the Chinese government may view our restructuring as being in compliance with their regulations; whether the Chinese government may revoke such business licenses; whether the Chinese government may impose additional regulatory requirements with which we may not be in compliance; whether the Chinese government will permit the Chinese entities to acquire future licenses necessary in order to conduct operations in China; and whether the Chinese government will restrict or prohibit the distribution of content over the Internet.

     The Chinese government regulates Internet access and the distribution of news and other information through strict business licensing and registration requirements and other governmental regulation. With respect to licensing, our subsidiary Beijing Stone Rich Sight Information Technology Co. Ltd., or BSRS, is currently licensed to operate as a software company. BSRS has entered into agreements with two Chinese entities: Beijing SINA Interactive Advertising Co., Ltd., a Chinese advertising company that is 75% owned by Yan Wang, our general manager of China operation, and 25% owned by BSRS, and which we refer to as the Ad Company, and Beijing SINA Internet Information Services Co., Ltd., a Chinese Internet content provider that is 70% owned by Zhidong Wang, our president and chief executive officer and 30% owned by Yan Wang and which we refer to as the ICP Company.

     Pursuant to these agreements, the ICP Company is responsible for operating www.sina.com.cn in connection with its Internet content company license and will sell advertising space on www.sina.com.cn to the Ad Company. The Ad Company, in turn, will sell advertisements in this space to third parties under its advertising license. In addition, BSRS has licensed intellectual property and transferred equipment to the ICP Company, and acts as the ICP Company's provider of technical services, all in exchange for fees or other payments. BSRS will also be a consultant and service provider to the Ad Company for its domestic Chinese customers.

     We cannot be sure that these and other corporate activities carried out by us will be viewed by Chinese regulatory authorities as in compliance with applicable licensing requirements. Our business in China will be adversely affected if our business license is revoked as a result of non-compliance. In addition, we cannot be sure that we will be able to obtain all of the licenses we may need in the future or that future changes in Chinese government policies affecting the provision of information services, including the provision of online services and Internet access, will not impose additional regulatory requirements on us or our service providers or otherwise harm our business.

We depend upon contractual arrangements with the Ad Company and the ICP Company for the success of our operations in China and these arrangements may not be as effective in providing operational control as direct ownership of these businesses.

     Because we are restricted by the Chinese government from providing Internet and advertising services directly in China, we are dependent on the Ad Company, of which we own 25% and the ICP Company, of which we have no ownership interest, to provide such services through contractual agreements between the parties. This arrangement may not be as effective in providing control over advertising and Internet content operations in China as direct ownership of these businesses. For example, the Ad Company or ICP Company could fail to take actions required for our business, such as entering into advertising contracts with potential customers or failing to maintain our China Web site. The ICP Company will also be able to transact business with third parties not affiliated with BSRS. If the Ad Company or ICP fails to perform its obligations under these agreements, we would potentially have to rely on legal remedies under Chinese law, which we cannot be sure would be effective.

     The ICP Company is controlled by Zhidong Wang, our president and chief executive officer. As a result, our contractual relationships with the ICP Company would be viewed as entrenching his management position or transferring certain value to him, especially if any conflict arose with him.

We may not be in compliance with Chinese government regulations relating to foreign investment prohibitions and, if so determined, the Chinese government could cause us to discontinue our operations in China.

     Chinese government policy prohibits foreign investment in the telecommunications services industry, which he has defined to include Internet-related businesses. While we believe that we are in compliance with current Chinese government policies, we cannot be sure that the government will view our business as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet-related businesses, the Chinese government could require us to discontinue our operations in China or take other actions that could harm our business.

Even if we are in compliance with Chinese governmental regulations relating to licensing and foreign investment prohibitions, the Chinese government may prevent us from distributing, and we may be subject to liability for, content that it believes is inappropriate.

     China has enacted regulations governing Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. In addition, we may not publish certain news items, such as news relating to national security, without permission from the Chinese government. Furthermore, the Ministry of Public Security has the authority to cause any local Internet service provider to block any Web site maintained outside China at its sole discretion. Even if we comply with Chinese governmental regulations relating to licensing and foreign investment prohibitions, if the Chinese government were to take any action to limit or prohibit the distribution of information through our network or to limit or regulate any current or future content or services available to users on our network, our business would be harmed.

     In addition, under recently adopted regulations, Internet companies which provide bulletin board systems, chat rooms or similar services, such as our company, must apply for the approval of the State Secrecy Bureau. As the implementing rules of these new regulations have not been issued, however, we do not know how or when we will be expected to comply. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

     We are also subject to potential liability for content on our Web sites that is deemed inappropriate and for any unlawful actions of our subscribers and other users of our systems under regulations promulgated by the Chinese Ministry of Information and Industry. Furthermore, we are required to delete content that clearly violates the laws of

China and report content that we suspect may violate Chinese law. It is difficult to determine the type of content that may result in liability for us, and if we are wrong, we may be prevented from operating our Web sites.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

     Pursuant to the Regulations for the Administration of Commercial Encryption promulgated at the end of 1999, foreign and domestic Chinese companies operating in China are required to register and disclose to Chinese regulatory authorities the commercial encryption products they use. Because these regulations have just recently been adopted and because they do not specify what constitutes encryption products, we are unsure as to whether or how they apply to us and the encryption software we utilize. We may be required to register, or apply for permits with the relevant Chinese regulatory authorities for, our current or future encryption software. If Chinese regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations.

The markets in which we operate are highly competitive, and we may be unable to compete successfully against new entrants and established industry competitors, many of which have greater financial resources than we do or currently enjoy a superior market position than we do.

     The Asian market for Internet content and services is competitive and rapidly changing. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. Many companies offer Chinese language content and services, including informational and community features, and email and electronic commerce services in the Greater China market that may be competitive with our future offerings. We also face competition from providers of software and other Internet products and services that incorporate search and retrieval features into their offerings. In addition, entities that sponsor or maintain high-traffic Web sites or that provide an initial point of entry for Internet users, such as ISPs, including large, well-capitalized entities such as Microsoft (MSN), Yahoo!, Cable & Wireless HKT (Netvigator) and AOL, currently offer and could further develop or acquire content and services that compete with those that we offer. We expect that as Internet usage in Greater China increases and the Greater China market becomes more attractive to advertisers and for conducting electronic commerce, large global competitors may increasingly focus their resources on the Greater China market. We also compete for advertisers with traditional media companies, such as newspapers, television networks and radio stations, that have a longer history of use and greater acceptance among advertisers. In addition, providers of Chinese language Internet tools and services may be acquired by, receive investments from or enter into other commercial relationships with large, well-established and well-financed Internet, media or other companies. For example, America Online Inc. and Xinhua News Agency, one of our content suppliers, are major shareholders of Chinadotcom, Intel Corporation is a major shareholder of Sohu.com, and News Corp Ltd. is a major shareholder of Netease.com.

     A number of our current and potential future competitors have greater name recognition, larger customer bases and greater financial and other resources than we have, and may be able to more quickly react to changing consumer requirements and demands, deliver competitive services at lower prices and more effectively respond to new Internet technologies or technical standards.

     Increased competition could result in reduced page views, loss of market share and lower profit margins from reduced pricing for Internet-based services.

If we fail to develop successfully and introduce new products and services, our competitive position and ability to generate revenues will be harmed.

     We are developing new products and services. The planned timing or introduction of new products and services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue.

We have contracted with third parties to provide content and services for our portal network and to distribute our software, and we may lose users and revenue if these arrangements are terminated.

     We have arrangements with a number of third parties to provide content and services to our Web sites and to distribute our software. In the area of content, we have relied and will continue to rely almost exclusively on third parties for content that we publish under the SINA brand. Although no single third party content provider is critical to our operations, if these parties fail to develop and maintain high-quality and successful media properties, or if a large number of our existing relationships are terminated, we could lose users and advertisers and our brand could be harmed.

     In the area of Web-based services, we have contracted with AltaVista and OpenFind for integrated Web search technology to complement our directory and navigational guide, and with Critical Path for our email services and third-party providers for our principal Internet connections. If we experience significant interruptions or delays in service, or if these agreements terminate or expire, we may incur additional costs to develop or secure replacement services and our relationship with our users could be harmed.

     We depend on a third party's proprietary and licensed advertising serving technology to deliver advertisements to our network. If the third party fails to continue to support its technology or if its services fail to meet the advertising needs of our customers and we cannot find an alternative solution on a timely basis, our advertising revenue would decline.

     In order to create traffic for our online properties and make them more attractive to advertisers and consumers, we have entered into distribution agreements and informal relationships with ISPs and personal computer manufacturers for the distribution of our software. These distribution arrangements typically are non-exclusive, and may be terminated upon little or no notice. If our software distributors were to terminate or modify their distribution arrangements, our ability to promote our network and generate revenue could be harmed.

Our business and growth will suffer if we are unable to hire and retain key personnel that are in high demand.

     We depend upon the continued contributions of our senior management and other key personnel, many of whom are difficult to replace. The loss of the services of any of our executive officers or other key employees could harm our business. We have experienced changes to our executive management team. Following our acquisition of Sinanet.com, James Sha served as our chief executive officer from March 1999 to August 1999. Mr. Sha resigned as chief executive officer on August 31, 1999 and resigned as a member of our Board of Directors on September 26, 1999. In August 1999, Zhidong Wang, who has served as our president since October 1997, was promoted to the position of chief executive officer. We had two chief financial officers resign in 1999. In November 1999, Victor Lee joined us as chief financial officer. Our future success will also depend on our ability to attract and retain highly skilled technical, managerial, editorial, marketing and customer service personnel, especially qualified personnel for our international operations in Greater China. In particular, we have experienced difficulty in hiring and retaining qualified personnel for our Hong Kong office and may experience similar problems in our other regional offices. Qualified individuals are in high demand, and we may not be able to successfully attract, assimilate or retain the personnel we need to succeed.

We may not be able to manage our expanding operations effectively, which could harm our business.

     We anticipate significant expansion of our business as we address growth in our customer base and market opportunities. In addition, the geographic dispersion of our operations requires significant management resources that our locally-based competitors do not need to devote to their operations. In order to manage the expected growth of our operations and personnel, we will be required to improve existing and implement new operational and financial systems, procedures and controls, and to expand, train and manage our growing employee base. Further, our management will be required to maintain and expand our relationships with various other Web sites, Internet and other online service providers and other third parties necessary to our business. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations.

Concerns about the security of electronic commerce transactions and confidentiality of information on the Internet may reduce use of our network and impede our growth.

     A significant barrier to electronic commerce and communications over the Internet in general has been public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

     We generate revenues and incur expenses and liabilities in Chinese renminbi, Taiwan dollars, Hong Kong dollars, and U.S. dollars. We generated most of our revenues for fiscal 1999 in renminbi since all of our revenues were derived from our China operations until our acquisition of Sinanet.com in March 1999. In the future, we may also conduct business in additional foreign countries and generate revenues and incur expenses and liabilities in other foreign currencies. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the renminbi depends to a large extent on China's domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of renminbi to U.S. dollars has generally been stable and the renminbi has appreciated slightly against the U.S. dollar. However, given recent economic instability and currency fluctuations in Asia, we can offer no assurance that the renminbi will continue to remain stable against the U.S. dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of renminbi and other currencies in which our earnings and obligations are denominated. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

     Although Chinese governmental policies were introduced in 1996 to allow the convertibility of renminbi into foreign currency for current account items, conversion of renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People's Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of the renminbi in the future. Because a significant amount of our future revenues may be in the form of renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue generated in renminbi to fund our business activities outside China.

Our operations could be disrupted by unexpected network interruptions caused by system failures, natural disasters or unauthorized tamperings with our systems.

     The continual accessibility of our Web sites and the performance and reliability of our network infrastructure are critical to our reputation and our ability to attract and retain users, advertisers and merchants. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce our appeal to advertisers and consumers. Factors that could significantly disrupt our operations include: system failures and outages caused by fire, floods, earthquakes, power loss, telecommunications failures and similar events; software errors; computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems; and security breaches related to the storage and transmission of proprietary information, such as credit card numbers or other personal information.

     We have limited backup systems and redundancy. Recently, we experienced an unauthorized tampering of the mail server of our China Web site which briefly disrupted our operations. Future disruptions or any of the foregoing factors could damage our reputation, require us to expend significant capital and other resources and expose us to a risk of loss or litigation and possible liability. We do not carry sufficient business interruption insurance to compensate for losses that may occur as a result of any of these events. Accordingly, our revenues and results of operations may be adversely affected if any of the above disruptions should occur.

The law of the Internet remains largely unsettled, which subjects our business to legal uncertainties that could harm our business.

     Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business.

     Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states in the U.S. are currently reviewing the appropriate tax treatment of companies engaged in electronic commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations.

We may be subject to claims based on the content we provide over our network and the products and services sold on our network, which, if successful, could cause us to pay significant damage awards.

     As a publisher and distributor of content and a provider of services over the Internet, we face potential liability for: defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute; the selection of listings that are accessible through our branded products and media properties, or through content and materials that may be posted by users in our classifieds, message board and chat room services; losses incurred in reliance on any erroneous information published by us, such as stock quotes, analyst estimates or other trading information; unsolicited email, lost or misdirected messages, illegal or fraudulent use of email or interruptions or delays in email service; and product liability, warranty and similar claims to be asserted against us by end users who purchase goods and services through our SinaMall and any future electronic commerce services we may offer.

     We may incur significant costs in investigating and defending any potential claims, even if they do not result in liability. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate enough to indemnify us against all potential liabilities.

Privacy concerns may prevent us from selling demographically targeted advertising in the future and make us less attractive to advertisers.

     We collect personal data from our user base in order to understand better our users and their needs and to help our advertisers target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from selling demographically targeted advertising, we may become less attractive to advertisers. For example, as part of our future advertisement delivery system, we may integrate user information such as advertisement response rate, name, address, age or email address, with third-party databases to generate comprehensive demographic profiles for individual users. In Hong Kong, however, we would be in violation of the Hong Kong Personal Data Ordinance unless individual users expressly consented to this integration of their personal information. The Ordinance provides that an Internet company may not collect information on its users, analyze the information for a profile of the user's interests and sell or transmit the profiles to third parties for direct marketing purposes without the user's consent. If we are unable to construct demographic profiles for Internet users because they refuse to give consent, we will be less attractive to advertisers and our business will suffer.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

     We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our products is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriations of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

     Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We may be classified as a passive foreign investment company or as a foreign personal holding company, which could result in adverse U.S. tax consequences to you.

     Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, or as a foreign personal holding company, or FPHC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. We believe that we were not a PFIC or an FPHC for 1999 or previous years, and we do not expect to be either in the future. However, the determination of whether or not we are a PFIC or an FPHC is made on an annual basis, and those determinations depend on the composition of our income and assets, in the case of the PFIC rules, and income and shareholders, in the case of the FPHC rules, from time to time. Although in the past we have operated our business, and in the future we intend to operate our business so as to minimize the risk of PFIC or FPHC treatment, you should be aware that certain factors that could affect our classification as PFIC or FPHC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. Therefore, we cannot be sure that we will not be a PFIC or an FPHC for the current or any future taxable year.

The possible sale of a substantial number of shares in the public market could adversely affect the price for our shares.

     If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options and warrants, in the public market, the market price of our ordinary shares could fall dramatically. Currently, approximately 35,000,000 shares are held by our existing shareholders which may be sold in the public market in the future pursuant to, and subject to the restrictions of, Rule 144, 144(k), 145 or 701 under the Securities Act. Our directors, executive officers and our principal shareholders have agreed with our underwriters not to offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any ordinary shares, or any securities convertible into or exercisable or exchangeable for ordinary shares for a period of 180 days following our initial public offering. This period expires on October 9, 2000.



                                 USE OF PROCEEDS

           The proceeds from the sale of the Ordinary Shares offered by this Prospectus are solely for the account of the Selling Shareholders. We will not receive any proceeds from the sale of these Shares.

                              PLAN OF DISTRIBUTION

           Certain of the Shares covered by this prospectus are restricted and may not be sold by the Selling Shareholders until these restrictions lapse. We have a repurchase right with respect to these restricted shares, which right generally lapses at a rate of 25% on the first anniversary of the date of grant of the award of the Shares by the Company to the Selling Shareholders and as to 1/48th of the shares each month after the first anniversary, provided that the holder continues to provide services to the Company as an employee or consultant. The registration statement registering the Shares for resale is being filed to enable the Selling Shareholders, if they choose, to sell their unrestricted Shares in the public market from time to time. All Shares held by the Selling Shareholders have been included on the registration statement and are covered by this Prospectus even though some portion of these shares will continue to be restricted and subject to our repurchase right for some time following the date of this Prospectus.

           It is anticipated that Selling Shareholders who do choose to resell their Shares may offer the Shares in the manner set forth on the cover page of this Prospectus, from time-to-time, through broker-dealers or agents designated by the Selling Shareholders. Any broker-dealer acquiring Shares from a Selling Stockholder may sell the Shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis, or to its customers. Any such sales may be at prices then prevailing on the Nasdaq National Market or other applicable securities exchange, at prices related to such prevailing market prices, at negotiated prices or a combination of such pricing methods. The costs of any such sales will be borne by the Selling Shareholders. The costs of registering the Shares under the Securities Act are being borne by the Company.

           In connection with any sales covered by this Prospectus, the Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. To the Company's knowledge, no specific brokers or dealers have been designated by any Selling Stockholder nor has any agreement been entered into regarding brokerage commissions or for the exclusive sale of any securities which may be offered pursuant to this Prospectus.

           We have advised the Selling Shareholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to sales of the Shares in the market. We have also informed the Selling Shareholders of the possible need for delivery of copies of this Prospectus to prospective purchasers. Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or discounts or concessions allowed to any such broker-dealers, and, if any such broker-dealers purchase shares as principal in a transaction, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

           Shares being sold pursuant to this prospectus must be sold by the Selling Shareholders in compliance with Rule 144(e) of the Securities Act, which limits the amount of securities that can be sold by any one person (and others whose stock would be aggregated with the stock owned by such person) in any three-month period to the greater of:

           - 1% of the shares of our outstanding Ordinary Shares as shown by our most recently filed report or statement we have filed with the SEC; or

           - the average weekly reported volume of trading in our Ordinary Shares as reported on Nasdaq during the four calendar weeks immediately preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

           In addition, any Shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under that Rule rather than pursuant to this Prospectus.

                              SELLING SHAREHOLDERS

           The following table sets forth certain information as of September 15, 2000 with respect to the Selling Shareholders. The following table assumes that the Selling Shareholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

           The number and percentage of shares beneficially owned is based on 40,933,557 shares outstanding at September 15, 2000. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentages shown are based upon all shares registered hereunder being sold.



                                                                                     Shares
                                                         Shares Beneficially        Offered by         Shares Beneficially
                             Position with                   Owned Prior               this                Owned After
Selling Shareholder            SINA.com                   to the Offering(1)        Prospectus            the Offering
-------------------            --------                   ------------------        ----------            ------------
                                                         Number         Percent                      Number         Percent
                                                         ------         -------                      ------         -------
Hong, Jack                Vice President, Advanced      536,406           1.31%      150,000
                          Technology

Lee, Victor               Chief Financial Officer       300,565               *       56,250                               *

Lin, Frank Hurst          Vice President, Business      536,406           1.31%      150,000
                          Development and General
                          Manager of U.S.
                          Operations

Mao, Daniel               Chief Operating Officer       900,706           2.20%      900,000

Irvin Sha Irrevocable     Living trust of former         30,000               *       30,000                               *
Trust 1998                officer

Sha, Jim                  Former officer                669,442           1.64%      451,666

Sha, Josephine            Former officer's               30,000               *       30,000                               *
                          immediate family


                                                                                     Shares
                                                         Shares Beneficially        Offered by         Shares Beneficially
                             Position with                   Owned Prior               this                Owned After
Selling Shareholder            SINA.com                   to the Offering(1)        Prospectus            the Offering
-------------------            --------                   ------------------        ----------            ------------
                                                         Number         Percent                      Number         Percent
                                                         ------         -------                      ------         -------
                              Former officer's           30,000               *         30,000                            *
                              immediate family
Shy, Yung-Fong

Tsiang, Benjamin              Chief Producer and         440,406           1.08%       150,000
                              General Manager of
                              Taiwan Operations

Wang, Zhidong                 President & Chief        1,500,589           3.67%       429,238
                              Executive Officer
----------------------------------------------------------------------------------------------------------------------------
                      TOTAL:                           4,974,520                     2,621,469


-------------------

*          Less than 1%.
           While some or all of the Selling Shareholders listed above may be deemed to be affiliates of the Company, neither the Company nor such Selling Shareholders admit that the persons listed as Selling Shareholders are, in fact, affiliates of the Company.


                                  LEGAL MATTERS

           The validity of the issuance of the Ordinary Shares offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to SINA.com

                                     EXPERTS

           The consolidated financial statements as of June 30, 1999 and 2000 and for the years ended June 30, 1999 and 2000 incorporated in this Registration Statement by reference to the Registration Statement on Form F-1 dated April 12, 2000 and annual reports on Form 10-K filed on September 28, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

     We have entered into indemnification agreements with our officers and directors containing provisions which may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.


           At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.              INCORPORATION OF DOCUMENTS BY REFERENCE.



           The following documents filed with the SEC are hereby incorporated by reference:

           1. Our prospectus filed on April 12, 2000 pursuant to Rule 424(b) of the Securities Act;

           2.        All other reports we have filed with the SEC pursuant to
                     Section 13(a) or 15(d) of the Exchange Act since April 12, 2000, including our annual reports on Form 10-K for the fiscal year ended June 30, 2000;

           3. The description of our Ordinary Shares contained in a Form 8-A filed with the SEC under the Exchange Act on April 12, 2000, including any amendment or report filed for the purpose of updating such description; and

           All documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which documents are deemed to be incorporated by reference in, and to be a part of, this registration statement from the date of filing (except that no document shall be deemed to be incorporated by reference if filed after the filing of a post-effective amendment which deregisters securities then remaining unsold).

Item 4.              DESCRIPTION OF SECURITIES.  Not applicable.

Item 5.              INTERESTS OF NAMED EXPERTS AND COUNSEL.

           Certain legal matters with respect to the legality of the issuance of the ordinary shares registered hereby will be passed upon for the Registrant by Venture Law Group in Menlo Park, California. As of the date of this Registration Statement, attorneys of Venture Law Group shares and an investment partnership associated with Venture Law Group own 41,205 shares of the Company's ordinary shares.

Item 6.              INDEMNIFICATION OF OFFICERS AND DIRECTORS.

           Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Registrant's Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them. In addition, the Registrant has entered into Indemnification Agreements with our directors and officers.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of U.S. law.

           At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 7.              EXEMPTION FROM REGISTRATION CLAIMED.  Not applicable.

Item 8.              EXHIBITS.

Exhibit
Number
------
5.1             Opinion of Venture Law Group, a Professional Corporation.

23.1            Consent of Venture Law Group, a Professional Corporation (included in Exhibit 5.1).

23.2            Independent Accountants' Consent (see p. 29).

24.1            Powers of Attorney (see p. 26).

Item 9.              UNDERTAKINGS.

           The undersigned Registrant hereby undertakes:

                     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     (2) that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           Insofar as the indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            [Signature Pages Follow]

           Pursuant to the requirements of the Securities Act of 1933, the Registrant, SINA.com, a corporation organized and existing under the laws of Cayman Islands, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on October 11, 2000.

                                         SINA.com


                                         By:  /s/  Victor Lee
                                            ------------------------------------
                                            Victor Lee
                                            Chief Financial Officer

                               POWER OF ATTORNEY

           KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Victor Lee and Charles Chao, jointly and severally, his or her attorneys-in-fact and agents, each with the power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any amendments to this Registration Statement on Form S-8, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to each attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as he or she might or could do in person, and ratifying and confirming all that the attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

           Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                        Title                                     Date
                ---------                                        -----                                     ----
/s/  Daniel Chiang
------------------------------------
Daniel Chiang                              Chairman of the Board                                     October 11, 2000

/s/  Zhidong Wang
------------------------------------
Zhidong Wang                               Chief Executive Officer and President (Principal          October 11, 2000
                                             Executive Officer)

/s/  Victor Lee
------------------------------------
Victor Lee                                 Chief Financial Officer (Principal Financial              October 11, 2000
                                             Officer)

/s/  Charles Chao
------------------------------------
Charles Chao                               Vice President, Finance (Principal Accounting             October 11, 2000
                                             Officer)

/s/  Pehong Chen
------------------------------------
Pehong Chen                                Director                                                  October 11, 2000


/s/  Lip Bu Tan
------------------------------------
Lip-Bu Tan                                 Director                                                  October 11, 2000

/s/  Ter Fung Tsao
------------------------------------
Ter Fung Tsao                              Director                                                  October 11, 2000

                                INDEX TO EXHIBITS



            Exhibit                                                                                Page
             Number                                                                                 No.
             ------                                                                                 ---
              5.1           Opinion of Venture Law Group, a Professional Corporation                 28

              23.1          Consent of Venture Law Group, a Professional Corporation                 28
                            (included in Exhibit 5.1)

              23.2          Consent of Independent Accountants                                       29

              24.1          Powers of Attorney                                                       26